HINDALCO

ADITYA BIRLA GROUP

04 MAR -2 AM 7:21

Ref: AKM: ADS:505:2004

Date: 23rd February, 2004

82-3428

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.
001 202 942 2990.

04010182

SUPPL

Attn:- International Corporate Finance

Dear Sir,

Sub:- Auditors' Limited Review Report, under Clause 41 of the Listing Agreement.

Please find enclosed herewith a Limited Review Report given by Statutory Auditor of the Company, M/s. Singhi & Co., Kolkata, dated 22nd January, 2004, pursuant to Clause 41 of the Listing Agreement, in connection with the Unaudited Financial results (Provisional) for the Third Quarter and Nine months ended 31st December, 2003.

Please take the same on your record and acknowledge.

Thanking You,

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

Yours faithfully,
For Hindalco Industries Limited

ANIL MALIK
MANAGER (Company Affairs)

Encl:- as above

SINGHI & CO.
CHARTERED ACCOUNTANTS

REVIEW REPORT

The Board of Directors,
M/s. Hindalco Industries Limited,
"Century Bhavan", 3rd Floor,
Dr. Annie Besant Road, Worli,
Mumbai – 400 025

We have reviewed the accompanying statement of Un-audited Financial Results of **M/S. HINDALCO INDUSTRIES LIMITED** for the quarter ended 31st December, 2003. This Financial statement is the responsibility of the Company's Management.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of Un-audited Quarterly Financial Results, has not disclosed the information required to be disclosed in terms of clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material mis-statement.

For Singhi & Co.,
Chartered Accountants

Rajiv Singhi

(Rajiv Singhi)
Partner

1B, Old Post Office Street
Kolkata – 700 001
Dated, the 22nd day of January, 2004